

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

Jeffrey Busch
Chief Executive Officer and Director
Global Medical REIT Inc.
2 Bethesda Metro Center, Suite 440
Bethesda, MD 20814

**Re:  Global Medical REIT Inc.**
**Registration Statement on Form S-3**
**Filed June 9, 2020**
**File No. 333-239043**

Dear Mr. Busch:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc:     Daniel LeBey